UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **4/1/2020** AND ENDING **3/31/2021**

<center>MM/DD/YY   MM/DD/YY</center>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CORNERSTONE MACRO LLC**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 SIXTH AVENUE, 5TH FLOOR

<center>(No. and Street)</center>

NEW YORK	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY A. HURWITZ   (212) 257-4945

<center>(Area Code – Telephone Number)</center>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

<center>(Name – *if individual, state last, first, middle name*)</center>

290 W Mt Pleasant Ave Suite 3310 Livingston	New Jersey	07039
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)





OATH OR AFFIRMATION

I, Jeffrey A. Hurwitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE MACRO LLC, as of March 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CFO

Title

6/18/21

Notary Public

LISA M WELCH
NOTARY PUBLIC STATE OF NEW YORK
ONONDAGA
LIC. #01WE6060394
COMM. EXP. 06/25/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)

STATEMENT OF FINANCIAL CONDITION

PUBLIC PURSUANT TO RULE 17a-5(e)(3)

MARCH 31, 2021

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
MARCH 31, 2021

TABLE OF CONTENTS



CITRINCOOPERMAN®

Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management
Cornerstone Macro LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cornerstone Macro LLC as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cornerstone Macro LLC as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cornerstone Macro LLC's management. Our responsibility is to express an opinion on Cornerstone Macro LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cornerstone Macro LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Cornerstone Macro LLC's auditor since 2014.
Livingston, New Jersey
June 18, 2021

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS


CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021


ASSETS

Cash and cash equivalents	$	10,878,610
Fees receivable		2,909,180
Due from clearing broker		1,504,060
Deposit with clearing broker		1,666,897
Fixed assets, net		431,654
Right of Use Asset, net		6,134,769
Other assets		824,242
TOTAL ASSETS	$	24,349,412

LIABILITIES AND MEMBER'S EQUITY

Accrued employee compensation	$	5,771,648
Deferred revenue		3,011,742
Operating lease liability		7,313,890
Accrued expenses		534,263
Accrued state and local taxes		24,918
TOTAL LIABILITIES		16,656,461

Commitments and contingencies (Notes 5, 6 and 7)

MEMBER'S EQUITY		7,697,907
ACCUMULATED OTHER COMPREHENSIVE LOSS		(4,956)
TOTAL MEMBER'S EQUITY		7,692,951
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	24,349,412


See accompanying notes to statement of financial condition.


CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Cornerstone Macro LLC (the "Company"), a wholly-owned subsidiary of Cornerstone Macro LP (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides macroeconomic, policy, portfolio strategy, technical analysis and energy research to its institutional clientele. Additionally, the Company provides options strategy research and trading and operates an equities trading desk, which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3, In addition, the Company relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company's other business activities were limited to providing research services and options trading services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Since the Company is a limited liability company, the Parent, as a member, is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Research fees- Research fees are paid to the Company for providing macroeconomic, policy, portfolio strategy, technical and energy research. Compensation for these services is determined by the recipient based on its good faith determination. Revenue is recognized once an arrangement exists and access to research has been provided.

Brokerage commissions - The Company earns commission revenue by acting as an agent on behalf of customers in the equities and options markets. The Company's performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are paid on settlement date; therefore, a receivable is recognized as of the trade date.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)**

Cash segregated in compliance with federal regulations and other restricted deposits

Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in special reserve bank accounts for the exclusive benefit of customers under SEC Rule 15c3-3 (see Note 9), cash restricted for letters of credit (see Note 7), and deposits held with clearing brokers.

Fees receivable

Fees receivable are stated at the amount the Company expects to collect. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At March 31, 2020, there was no allowance for uncollectible accounts.

Fixed assets

Fixed assets are stated at cost net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Useful lives range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease. Upon disposal, the assets and related accumulated depreciation are removed from the accounts, and related gains or losses are reflected in current earnings.

Income taxes

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City and District of Columbia unincorporated business taxes. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the tax charges based on separate company taxable income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)**

<u>Cash and cash equivalents</u>

The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

<u>Fair value measurements</u>

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

<u>Right-of-use assets and operating lease liabilities</u>

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent that an arrangement represents a lease, the Company classifies that lease as either a right-of-use ("ROU") lease or a finance lease. The Company recognizes ROU leases on its statement of financial condition through a right-of-use asset and a corresponding right-of-use lease liability. ROU assets represent the Company's right to use an underlying asset for the lease term and ROU lease liabilities represent its obligation to make lease payments arising from the lease.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Right-of-use assets and operating lease liabilities (cont'd)

The Company's operating lease arrangements are for real estate and facility leases. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's operating lease arrangements include options to extend the lease terms which the Company does not include in the determination of the minimum lease term as the company is not reasonably certain to exercise them. Expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

See Note 6 for a summary of our rental commitments under operating leases as of March 31, 2021 and related disclosures.

Adoption of New Accounting Standards

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, *Financial Instruments – Credit Losses (Topic 326)*. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents, fees receivable, due from clearing broker and deposits from clearing broker), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in members equity.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or additional disclosure in the financial statements.

NOTE 3.   FIXED ASSETS

Fixed assets consisted of the following at March 31, 2021:

Equipment	$ 430,702
Leasehold improvements	424,321
Furniture and fixtures	15,807
	870,830
Less: accumulated depreciation and amortization	(439,176)
Fixed assets, net	$ 431,654

NOTE 4.   FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon the fair value hierarchy as described in the Company's significant accounting policies in Note 2.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a)   Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);

(c)   Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 4.   **FAIR VALUE MEASUREMENTS (cont'd)**

The following table presents information about the Company's assets measured at fair value as of March 31, 2021:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance March 31, 2021	Valuation Technique
Cash Assets					
Money market fund	$ 10,878,610	$ -	$ -	$ 10,878,610	(a)
Total Cash Assets	$ 10,878,610	$ -	$ -	$ 10,878,610	

The money market fund, under the Cash Assets category, is included in "Cash and cash equivalents" in the accompanying financial statements.

NOTE 5.   **EMPLOYEE BENEFIT PLAN**

Defined contribution plans

The Company has a defined contributory profit-sharing plan under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.   The Company may make matching contributions equal to 100% of the employee's first 1% of compensation and 50% of the employee's next 5%. Employees vest immediately in the Company's match.

The Company also has a defined contributory profit-sharing plan under Section 401(a) of the Code covering substantially all of the Company's employees. Contributions to the plan by the Company are discretionary. Employees vest immediately in the Company's contribution.

Defined benefit plan

The Company has a non-contributory cash balance defined benefit plan primarily covering the Member. The plan includes a significant pension benefit obligation, which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements as defined by the Code. The Company uses a March 31 measurement date for its plan.

NOTE 5.   **EMPLOYEE BENEFIT PLAN (cont'd)**

Defined benefit plan (cont'd)

Funded status of the plan:

Benefit obligation at March 31, 2021	$	4,630,784
Fair value of plan assets at March 31, 2021		4,476,903
Accrued benefit liability as of March 31, 2021 plan measurement date	$	153,881

The following are weighted-average assumptions used to determine net periodic pension cost for the year ended March 31, 2021:

Discount rate at beginning of year	3.00%
Discount rate at end of year (liabilities settled as of year-end)	3.25%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	0.00%

The Company expects to contribute $602,850 to its defined benefit plan during the next fiscal year.

The target asset allocation is to have 50%, 40% and 10% of plan assets invested in equity funds, short-term fixed-income funds and alternative funds, respectively.

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner to comply at all times with applicable government regulations.

The following table presents information about the Company's pension plan assets measured at fair value as of March 31, 2021:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance March 31, 2021	Valuation Technique
Pension Plan Assets					
Money market funds	$ 359,752	$ -	$ -	$ 359,752	(a)
Mutual funds	$ 1,559,332	$ -	$ -	$ 1,559,332	(a)
Exchange traded funds	$ 2,557,819	$ -	$ -	$ 2,557,819	(a)
Total Pension Plan Assets	$ 4,476,903	$ -	$ -	$ 4,476,903	

NOTE 5.   **EMPLOYEE BENEFIT PLAN (cont'd)**

Defined benefit plan (cont'd)

Projected pension benefit payments are as follows:

Year ending March 31:		
2022	$	1,579,472
2023		-
2024		-
2025		-
2026		-
For the five-year period April 1, 2026 to March 31, 2031		6,071,086
Total	$	7,650,558

NOTE 6.   **LEASES**

The Company is obligated under an operating lease agreement for office space in New York expiring at the end of May 2029. The Company also entered into a new lease agreement for office space in the District of Columbia which commenced on April 1, 2020 and expires in July 2025.

Maturities of lease liabilities under noncancellable operating leases with a commencement date prior to March 31, 2021 are as follows:

Year ending March 31:	
2022	$ 1,107,261
2023	1,110,778
2024	1,125,823
2025	1,190,643
2026	1,111,269
Thereafter	3,474,704
Total undiscounted lease payments	9,120,478
Less imputed interest	(1,806,588)
Total lease liabilities	$ 7,313,890
Weighted average remaining lease term	
Operating leases	6.25 years
Weighted average discount rate	
Operating leases	4.38%

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

NOTE 7.   COMMITMENTS, CONTINGENCIES & CONCENTRATION OF CREDIT RISK

The Company conducts its trading activity with its clearing brokers on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing brokers pursuant to clearance agreements. The Company has agreed to indemnify its clearing brokers for losses they may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. Under the terms of one of the clearing agreements, the Company maintains a minimum deposit of $1,667,000 with the clearing broker.

The Company's cash held in accounts at its clearing brokers is subject to the credit risk of the clearing brokers. The Company also maintains cash in bank accounts that, at times, may exceed federally insured limits.

In March 2020, the World Health Organization declared COVID-19 a "Public Health Emergency of International Concern." Currently, the virus has not caused any significant business disruption for the Company while its employees work remotely. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

Contingencies

The Company is subject to various claims, regulatory examinations and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities.

NOTE 8.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule"). This requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness ("AI") or $100,000. Further, the Rule requires that the ratio of AI to net capital shall not exceed 15 to 1.

At March 31, 2020, the Company had net capital of $5,291,590 which was $4,722,166 in excess of its required net capital of $569,424. The Company's ratio of AI to net capital was 1.61 at March 31, 2021.

NOTE 9. EXEMPTION FROM RULE 15C3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, the Company operates pursuant to the exemptive provision of Rule 15c3-3 (k)(2)(i) with respect to its soft dollar business and, as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The funds segregated in this account, approximating $30,000 at March 31, 2021, are not used in the normal business operations of the Company.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: providing research services and options trading services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.